Exhibit 99.1

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Six months ended June 30,
	2017	2016
Revenues	$398,312	$386,407
Cost of revenues	212,572	210,895

Gross profit	185,740	175,512

Operating expenses:

Research and development, net	58,741	52,704
Selling, general and administrative	66,456	61,289
Equity in earnings of Frontline	(2,355)	(1,677)
Amortization of intangible assets	12,264	13,135

Total operating expenses	135,106	125,451

Operating income	50,634	50,061
Financial expenses—net	3,573	14,147

Income before taxes on income	47,061	35,914
Taxes on income	7,687	6,714
Share in losses of equity method investee		300

Net income	39,374	28,900
Net loss attributable to non-controlling interests	(576)	(194)

Net income attributable to Orbotech Ltd.	$39,950	$29,094

Basic earnings per share	$0.83	$0.67

Diluted earnings per share	$0.82	$0.65

Weighted average number (in thousands) of shares used in computation of:
Basic earnings per share	47,909	43,603
Diluted earnings per share	48,806	44,527